PROFESSIONALLY MANAGED PORTFOLIOS

INTERIM OPERATING EXPENSES LIMITATION AGREEMENT

THIS INTERIM OPERATING EXPENSES LIMITATION AGREEMENT (the “Interim Agreement”) is effective as of the 18th day of January, 2013, by and between Professionally Managed Portfolios, a Massachusetts business trust (the “Trust”), on behalf of each series of the Trust listed on Schedule A, which may be amended from time to time (each a “Fund”), and the Advisor of each Fund, Becker Capital Management, Inc. (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of the Interim Investment Advisory Agreement between the Trust and the Advisor dated as of the 18th day of January, 2013, (the “Interim Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its respective classes, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Interim Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Interim Agreement) pursuant to the terms and provisions of this Interim Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Advisor hereby agrees to limit each class of the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a class of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to that class of the Fund, on a monthly basis, the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess expense payment is due.   In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Advisor with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Interim Agreement, the term “Operating Expenses” with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Advisor’s investment advisory or management fee detailed in the Interim Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Interim Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquiring fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Interim Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. TERM. This Interim Agreement shall become effective on the date specified herein and shall continue in effect until the earlier of (i) 150 days after the date hereof, (ii) termination of this Interim Agreement for any reason by the Board of Trustees, or (iii) approval of a new Operating Expenses Limitation Agreement by (1) the Board of Trustees including a majority of the Trustees of the Trust who are not a party to this Agreement or “interested persons” (as defined in the Investment Company Act) of any such person, and (2) a majority of the outstanding voting securities of the Fund.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	BECKER CAPITAL MANAGEMENT, INC.

By: /s/ Eric W. Falkeis	By: /s/ Janeen S. McAninch
Name: Eric W. Falkeis	Name: Janeen S. McAninch
Title: President	Title: Chief Executive Officer

Appendix A
TO THE
PROFESSIONALLY MANAGED PORTFOLIOS
OPERATING EXPENSES LIMITATION AGREEMENT
With
Becker Capital Management, Inc.

Series of Professionally Managed Portfolios	Operating Expense Limit

Becker Value Equity Fund
Retail Class	0.93% of average daily net assets
Institutional Class	0.68% of average daily net assets